The Corporation's corporate charter was amended and approved by stockholders at the special meeting of stockholders on November 7, 2006. The amended charter provides for a par value of $.001 per share from $1.00 per share. Par value no longer has any significance in the Maryland General
Corporation Law other than in connection with the calculation of certain filing fees in the State of Maryland. In order to minimize these potential fees, the Amended Charter provides for a nominal par value of $.001 per share. The Corporation's capital stock account was adjusted to reflect the outstanding shares at $.001 per share, with a corresponding credit to Additional capital surplus.